UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 32297

CPFL Energy Incorporated

(Translation of Registrant’s name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes               No ☒

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

CPFL Energia S.A. (“CPFL Energia”) announces to its shareholders and to the market in general that it resubmitted its Reference Form (Formulário de Referência) with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) on June 25, 2018 in order to include information regarding directors’, officers’ and fiscal council members’ compensation in 2015, 2016 and 2017.

This information was previously omitted from the Reference Form in reliance on a Brazilian court decision in Ordinary Action 0002888-21.2010.4.02.5101 (2010.5101002888-5). This court decision was reversed as a result of an appeal from CVM in May 2018, following which CPFL Energia disclosed the relevant information; a translation of which is included below:

13.11      Compensation of the members of the board of directors, executive officers and fiscal council

TOTAL COMPENSATION FOR FISCAL YEAR 2015 (R$ thousand)
a. Management Body	Board of Directors	Fiscal Council	Executive Officers
b. Average number of members	7 members	5 members	6.67 members
c. Average number of compensated members	7 members	5 members	6.67 members
d. Value of the highest individual compensation	428	173	10,186
e. Value of the lowest individual compensation	257	173	166
f. Average value of individual compensation	282	173	2,036
g. Observations

The amounts reported in this item correspond to all the payment installments presented in item 13.2 [of our Reference Form], including charges.

The value of the highest annual compensation corresponds to 12 months of service for the Board of Directors, 12 months for the Fiscal Council and 12 months for the Executive Officers.

The value of the lowest annual compensation only considers the members who served in their position for 12 months.

It should be noted that some of the Company’s officers receive compensation from controlled companies, thus the value of the lowest compensation presented does not consider the amounts disclosed in item 13.15 of our Reference Form.

TOTAL COMPENSATION FOR THE FISCAL YEAR 2016 (R$ thousand)
a. Management Body	Board of Directors	Fiscal Council	Executive Officers
b. Average number of members	7 members	4.92 members	7 members
c. Average number of compensated members	7 members	4.92 members	7 members
d. Value of the highest individual compensation	467	188	8,808
e. Value of the lowest individual compensation	280	188	158
f. Average value of individual compensation	304	193	3,839
g. Observations

The amounts reported in this item correspond to all the payment installments presented in item 13.2 [of our Reference Form], including charges.

The value of the highest annual compensation corresponds to 12 months of service for the Board of Directors, 12 months for the Fiscal Council and 9 months for the Executive Officers.

The value of the lowest annual compensation only considers the members who served in their position for 12 months.

It should be noted that some of the Company’s officers receive compensation from controlled companies, thus the value of the lowest compensation presented does not consider the amounts disclosed in item 13.15 of our Reference Form.

TOTAL COMPENSATION FOR THE FISCAL YEAR 2017 (R$ thousand)
a. Management Bodies	Board of Directors	Fiscal Council	Executive Officers
b. Average number of members	6.00 members	2.50 members	6.33 members
c. Average number of compensated members	2.67 members	1.36 members	6.25 members
d. Value of the highest individual compensation	272	135	9,701
e. Value of the lowest individual compensation	272	135	256
f. Average value of individual compensation	289	194	4,371
g. Observations

The amounts reported in this item correspond to all the payment installments presented in item 13.2 [of our Reference Form], including charges.

The value of the highest annual compensation corresponds to 11 months of service for the Board of Directors, 7 months for the Fiscal Council and 12 months for the Executive Officers.

The value of the lowest annual compensation only considers the members who served in their position for 12 months.

It should be noted that some of the Company’s officers receive compensation from controlled companies, thus the value of the lowest compensation presented does not consider the amounts disclosed in item 13.15 of our Reference Form.

Campinas, June 28, 2018

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 28, 2018

                                                                                    CPFL ENERGIA S.A.

                                                                                    By:      /s/ GUSTAVO ESTRELLA
                                                                                    Name: Gustavo Estrella
                                                                                    Title: Chief Financial and Head of Investor               Relations